Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

June 21, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela A. Long

Re:	Form 10-K for Fiscal Year Ended November 30, 2012

Filed January 29, 2013

File No. 001-11749

Ladies and Gentlemen:

The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated June 14, 2013, regarding the above referenced Form 10-K.

For your convenience, the Staff’s comment precedes each response in this letter.

Form 10-K for Fiscal Year Ended November 30, 2012

17. Supplemental Financial Information, page 126

Comment No. 1

In response to comment one in our letter dated May 9, 2013, you provided us with reconciliations of the investment in subsidiaries and intercompany accounts on the balance sheets for the parent, guarantor subsidiaries, and non-guarantor subsidiaries for all three fiscal years to help us understand how the balance sheet flows to the cash flow statements. Please address each of the following related to these reconciliations:

•

For fiscal year 2012, you include $52.2 million of investments in new subsidiaries for your guarantor subsidiaries. However, your cash flow statement for fiscal year 2012 reflects only $27.1 million of investments in unconsolidated entities. Please reconcile this difference.

The $27.1 million in Lennar’s Guarantor subsidiaries cash flow statement for fiscal year 2012 represents the Guarantor subsidiaries’ investments in “unconsolidated entities” with third-party partners. This activity impacts the Guarantor subsidiaries’ Investments in “unconsolidated entities” balance on the Guarantor subsidiaries’ balance sheet. The $52.2 million of investments in new subsidiaries, net, represents the Guarantor subsidiaries’ investments in Lennar’s Non-Guarantor consolidated subsidiaries and primarily represents the reclass of a Guarantor subsidiary to a Non-Guarantor subsidiary because one of our Financial Services entities that was previously a Guarantor subsidiary was identified as a new Non-Guarantor subsidiary, resulting in a non-cash increase in the Guarantor subsidiaries’ investments in subsidiaries in fiscal 2012.

•

Please provide us with a more comprehensive explanation for the $82.5 million of non-cash items included in the intercompany payables line item for the guarantor subsidiaries as of November 30, 2012, a portion of which appears to be related to the $43.1 million reduction to the non-guarantor subsidiaries’ intercompany payable line item.

The $82.5 million is comprised of the $43.1 million non-cash reduction to the Non-Guarantor subsidiaries’ Intercompany Payable line item and the $39.4 million non-cash increase in the Parent’s Intercompany Receivables line item, the sum of which equals $82.5 million. The $43.1 million is primarily related to an $11.3 million intercompany non-cash transfer of REO inventory from the Non-Guarantor subsidiaries to the Guarantor subsidiaries as disclosed on page 108 of our Form 10-K for fiscal 2012, which was offset by other non-cash items totaling $1.8 million. In addition, $33.6 million related to a non-cash change in the equity of the Non-Guarantor subsidiaries in order to tax-effect the consolidated joint ventures’ earnings for consolidation purposes. This amount should have been zero because the retained earnings reflected in the Non-Guarantor subsidiaries’ equity had already been adjusted and tax effected. The Company will correct this misstatement in future filings with the Commission by decreasing the Investments in Subsidiaries and Intercompany Payable line items on the Guarantor Subsidiaries’ by $33.6 million and by decreasing the Equity and increasing the Intercompany Payable line items of the Non-Guarantor Subsidiaries by the same amount. This misstatement had no impact on the statement of operations or statement of cash flows. It also has no impact on the Company’s consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows. The $39.4 million primarily relates to the $38.3 million non-cash allocation of deferred tax benefit from the Guarantor subsidiaries to the Parent.

•

We note that you increased the parent’s intercompany receivable line item by $78.6 million during fiscal year 2011 for the transfer of the parent’s interest in unconsolidated entities to the subsidiaries. Please tell us why we do not see an offsetting component of the guarantor and non-guarantor subsidiaries’ rollforward of the intercompany payables line items. Please also tell us when the parent company made this investment, as we do not see a balance for the parent in investments in unconsolidated entities in the balance sheets as of November 30, 2010, included in the fiscal year 2011 Form 10-K. However, we do note that you made a $329.4 million investment in Rialto Investments consolidated and unconsolidated entities, net during fiscal year 2010. Please tell us where you have reflected this investment on the parent’s balance sheet as of November 30, 2010.

The offset to the increase in the Parent’s Intercompany Receivable line item of $78.6 million is netted in the decrease to Intercompany Payables non-cash items of ($517.7) million. If the Company breaks out the $78.6 million from the $517.7 million, we would show a non-cash increase to the Intercompany Payables of the Guarantor subsidiaries of $78.6 million and a non cash decrease to the Intercompany Payables of the Guarantor subsidiaries of $596.3 million. Of the $78.6 million increase in the Guarantor’s subsidiaries’ Intercompany Payables, $77.5 million related to investments in “unconsolidated entities” of the Rialto segment, of which a majority of the investments ($64.3 million per pg. 76 of our 2012 Form 10-K) were made in 2010 and reflected in the Parent’s 2010 Balance Sheet in the Rialto Investments line item that totals $91.3 million. The $91.3 million consisted of $84.5 million of investments in “unconsolidated entities” by the Rialto segment, $3.0 million of cash and $3.8 million of others assets.

The original investment in Rialto related to both consolidated and unconsolidated entities and was made by the Parent entity during 2010. Thus, the $329.4 million investment in Rialto Investments consolidated and unconsolidated entities, net was presented in the Parent cash flow for 2010. Of the $329.4 million investment, $64.3 million related to unconsolidated entities and were reflected in the Parent’s balance sheet in 2010 in the Rialto Investments line item, which totaled $91.3 million. The remaining $265.1 million investment related to the portfolio of assets acquired in partnership with the FDIC as part of a joint venture that consolidated on the Company’s balance sheet and was reflected on the balance sheet of the Guarantor subsidiaries as investments in subsidiaries. Since these consolidated joint ventures are Non-Guarantor subsidiaries, in 2010 the Parent Company, which was the source of the cash outflow, transferred its investment in Rialto through the Intercompany Account to the Guarantor subsidiaries. All of Lennar’s consolidated joint ventures are classified as Non-Guarantor subsidiaries.

•

Please provide us with a more comprehensive explanation of the components of the $336.7 million non-cash reduction in the guarantor subsidiaries’ investments in subsidiaries line item during fiscal year 2011. Your explanation should separately quantify the components of this amount.

The components of the $336.7 million non-cash reduction in the Guarantor subsidiaries’ Investments in Subsidiaries line item during fiscal year 2011 were as follows:

1.	$258.0 million related to non-cash Rialto transactions are as follows:

(a)	$510.1 million related to the Non-Guarantor subsidiaries’ non-cash reclass of the Parent’s investment in Rialto from equity to intercompany payable as agreed upon between the Parent and Rialto.

(b)	($252.1) million related to the non-cash transfer of the Rialto Investments assets from the Parent and Guarantor subsidiaries to the Non-Guarantor subsidiaries because all the Rialto subsidiaries were identified as new Non-Guarantor subsidiaries at the end of 2011 and all the assets related to Rialto Investments segment were included in the Non-Guarantor subsidiaries, including the $78.6 million that was discussed above.

2.	$23.9 million related to non-cash (i.e., real estate) joint venture buyouts and dissolutions.

3.	$51.9 million related to a non-cash change in the equity of the Non-Guarantor subsidiaries in order to tax-effect the consolidated joint ventures’ earnings for consolidation purposes. This amount should have been zero because the retained earnings reflected in the Non-Guarantor subsidiaries’ equity had already been adjusted and tax effected. The Company will correct this misstatement in future filings with the Commission by increasing the Investments in Subsidiaries and Intercompany Payable line items on the Guarantor Subsidiaries’ by $51.9 million and by increasing the Equity and decreasing the Intercompany Payable line items of the Non-Guarantor Subsidiaries by the same amount. This misstatement had no impact on the statement of operations or statement of cash flows. It also has no impact on the Company’s consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows.

4.	$2.9 million of other non-cash adjustments.

•

We note that the guarantor subsidiaries made a $62.1 million investment in unconsolidated entities during fiscal year 2011, while also recognizing a $62.2 million equity in loss from unconsolidated entities during fiscal year 2011. However, we note that the investment in unconsolidated entities for the guarantor subsidiaries declined by $85 million. Please reconcile these differences for us.

The following is a reconciliation of the decline in the investment in unconsolidated entities (“UEs”) for the Guarantor subsidiaries of $85 million in 000s:

Investments in UEs as of 11/30/10:	$587,385
Equity in earnings loss (operating CF)	(62,192)
Investments in UEs, net (operating CF)	62,130
Distribution of earnings from UEs (operating CF)	(11,410)
Gain on distribution of net assets from UEs (pg. 76 Form 10-K) (1)	62,320
Valuation adjustments to investments in UEs (pg. 92 Form 10-K)	(10,489)
Non-cash contributions to UEs (pg. 77 Form 10-K)	17,966
Non-cash distributions from UEs (pg. 77 Form 10-K) (2)	(126,444)
Consolidation of UEs (pg. 77 Form 10-K)	(28,573)
Non-cash other income deferrals (other assets)	9,131
Other items	2,539

Investments in UEs as of 11/30/11	$502,363

(1)	$62.3 million was the pre-tax gain related to the Platinum Triangle transaction that was disclosed in page 74 of our 2012 Form 10-K in footnote 3 of the consolidated statement of operations table and page 76 of our 2012 Form 10-K in the consolidated statements of cash flows.
(2)	$114.3 million of the $126.4 million of non-cash distributions was due primarily to a non-cash distribution of capital, which included primarily inventory and debt, related to the Platinum Triangle transaction that was discussed in comment number 18 of our response on March 19, 2013 to your letter dated March 5, 2013.

•

Please provide us with a more comprehensive explanation for the $517.7 million “non-cash items” reconciling item on the guarantor subsidiaries’ 2011 intercompany payables rollforward. Similarly, we note an increase in the non-guarantor subsidiaries’ intercompany payable line item in 2011 for $596.3 million.

If the Company breaks out the $78.6 million discussed above from the $517.7 million non-cash items on the Guarantor subsidiaries’ 2011 Intercompany Payables rollforward, the non-cash decrease to the Intercompany Payables of the Guarantor subsidiaries is $596.3 million. The components of the $596.3 million are as follows:

1.	$510.1 million related to the Non-Guarantors subsidiaries’ non-cash reclass of the Parent’s investments in Rialto from equity to Intercompany Payable. The amount reducing the Intercompany Payables of the Guarantor subsidiaries is the offset to the amount recorded in the Non-Guarantor subsidiaries’ activity.

2.	$31.2 million related to a portion of the $252.1 million non-cash transfer of the Rialto Investments assets from the Parent and Guarantor subsidiaries to the Non-Guarantor subsidiaries that was discussed above and impacted the Intercompany account.

3.	$51.9 million related to a non-cash change in the equity of the Non-Guarantor subsidiaries in order to tax-effect the consolidated joint ventures’ earnings for consolidation purposes. This amount should have been zero because the retained earnings reflected in the Non-Guarantor subsidiaries’ equity had already been adjusted and tax effected. The Company will correct this misstatement in future filings with the Commission by increasing the Investments in Subsidiaries and Intercompany Payable line items on the Guarantor Subsidiaries’ by $51.9 million and by increasing the Equity and decreasing the Intercompany Payable line items of the Non-Guarantor Subsidiaries by the same amount. This misstatement had no impact on the statement of operations or statement of cash flows. It also has no impact on the Company’s consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows.

4.	$3.1 million of other adjustments.

•

We note that the guarantor subsidiaries made a $60 million dividend to the parent that is reflected in the parent’s investing activities rather than the parent’s operating activities and is reflected in the guarantor subsidiaries’ intercompany payables line item rather than the dividend line item. Please advise why you have not reflected this dividend payment in accordance with ASC 230-10-45-15 and 230-10-45-16.b.

The $60 million dividend received by the Parent from its Guarantor subsidiary represents an arranged and specified ‘return of’ capital from the Guarantor subsidiary to the Parent. The Parent had previously recognized and reported all dividends received from the respective Guarantor subsidiary to the extent of such subsidiary’s earnings as a ‘return on’ dividend in its cash flows from operating activities in accordance with ASC 230-10-45-16.b. Due to the dividend being a specified ‘return of’ investment distribution from the Guarantor subsidiary to the Parent, the Company has concluded that it is appropriately classified in the Intercompany line item within the Parent’s cash flows from investing activities in accordance with ASC 230-10-45-12. The Company acknowledges that the ‘return of’ investment distribution should be reclassified from the Intercompany line item to the Dividend line item in the Guarantor’s cash flows from financing activities in accordance with ASC 230-10-45-15, and will reflect such reclassification in the Company’s future fillings with the Commission.

•

For fiscal year 2010, please provide us with a more comprehensive explanation for the $266.5 million non-cash transfer of investments in consolidated entities from the parent to the guarantor subsidiaries, including why this amount is less than the non-cash consolidation of joint ventures in the guarantor subsidiaries’ investment in subsidiaries line item and less than the non-cash amount included in the guarantor subsidiaries’ intercompany payables line item. Similarly, we note the $39.9 million non-cash decrease to the non-guarantor subsidiaries’ intercompany payables line item.

As noted above, the original investment in Rialto relating to both consolidated and unconsolidated entities was made by the Parent entity during 2010. Thus, the $329.4 million investment in Rialto Investments consolidated and unconsolidated entities, net was presented in the Parent Cash flow for 2010. Of the $329.4 million investment in Rialto, $265.1 million related to investments in and contributions to Rialto’s consolidated entities. Since the consolidated joint ventures are Non-Guarantor subsidiaries, the Parent Company transferred that investment in Rialto through the Intercompany Account to the Guarantor subsidiaries. The $265.1 million is included in the $266.5 million that was in the roll forward of the Intercompany Receivable for the Parent. This amount is less than the consolidation of joint ventures in the Guarantor subsidiaries because the $348.0 million relating to the consolidation of joint ventures disclosed in the roll forward includes the $265.1 million, non-cash consolidations of other joint ventures whose equity totaled 22.9 million, primarily related to retriggering events that led to the determination that Lennar was the primary beneficiary of the joint ventures, and $63.9 million of net cash contributions to consolidated joint ventures in 2010, partially offset by $3.9 million of other activity.

The non-cash amount of $251.6 million included in the Guarantor subsidiaries’ Intercompany Payables line item is comprised of the following components:

1.	$265.1 million related to investments and contributions to Rialto’s consolidated entities, which is offset by the intercompany receivable of the Parent.

2.	($13.5 million) related to the offset of the non-cash transfer disclosed in the Intercompany Receivables of the Parent, non-cash items related to our Financial Services entities and other non-cash items.

The non-cash amount of $39.9 million included in the Non-Guarantor subsidiaries’ Intercompany Receivables line item consists of $14.1 million related to non-cash items of our Financial Services entities, primarily related to intercompany allocations, and other non-cash items and $25.8 million related to non-cash change in equity of the Non-Guarantor subsidiaries in order to tax-effect the consolidated joint ventures’ earnings for consolidation purposes. This amount should have been zero because the retained earnings reflected in the Non-Guarantor subsidiaries’ equity had already been adjusted and tax effected. The Company will correct this misstatement in future filings with the Commission by increasing the Equity and increasing the Intercompany Receivables line items of the Non-Guarantor Subsidiaries by $25.8 million and by increasing the Investments in Subsidiaries and Intercompany Payable line items on the Guarantor Subsidiaries’ by the same amount. This misstatement had no impact on the statement of operations or statement of cash flows. It also has no impact on the Company’s consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows.

Upon completion of the Staff’s review, the Company will provide an updated revised “Supplemental Financial Information” footnote that will be presented in a Form 8-K to reflect the adjustments highlighted in Lennar’s response letters to the Staff, including the adjustments highlighted in this letter.

* * * *

If you would like to discuss any of the above responses to the Staff’s comments or any other matters relating to the Form 10-K, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana
Mark Sustana
General Counsel and Secretary

cc: Era	Anagnosti

    Craig Slivka